Exhibit 11.1

Sanofi-aventis

Financial Code of Ethics

Recognizing the importance of proper and ethical behavior on the part of its senior executives responsible for public disclosure and financial information, sanofi-aventis (“the Company”) has adopted this Code of Ethics. Accordingly, it is the Company’s policy that each of the Président-Directeur Général, the Directeur Financier and the Directeur des Comptabilités of the Company,:

•	act at all times with integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships;

•	address any apparent conflict of interest in personal and professional relationships in accordance with the highest ethical standards and promptly disclose to the General Counsel of the Company the nature of any such conflict of interest or any material transaction or relationship that reasonably could be expected to give rise to such a conflict of interest;

•	cause the Company to provide, in the Company’s reports filed with the U.S. Securities and Exchange Commission or the Autorité des marchés financiers, and in its other public communications, disclosure that is full, fair, accurate, complete, objective, timely and understandable;

•	cause the Company to comply with applicable rules and regulations of all French, U.S. and other governmental entities and other private and public regulatory agencies to which the Company is subject, including the New York Stock Exchange, Euronext Paris S.A., and any other exchanges on which the Company’s securities may be listed;

•	act in good faith, responsibly, with due care, competence and diligence, and without misrepresenting material facts or circumstances;

•	act objectively, without allowing his/her independent judgment to be subordinated;

•	respect the confidentiality of Company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any Company information for personal advantage;

•	share knowledge with others within the Company, to the extent appropriate and consistent with applicable law;

•	maintain professional skills to improve the Company’s communications to its constituents;

•	promote ethical behavior among employees under his or her supervision;

•	accept accountability for adherence to this Code of Ethics and promote compliance with this Code by others under his or her supervision, as well as prompt reporting by them of violations to the General Counsel of the Company; and

•	cause the Company to achieve responsible use of and control over all assets and resources of the Company entrusted to him or her.

In addition, the Président-Directeur Général acting on the recommendation of the audit committee shall designate from time to time any other officer performing similar functions to the Président-Directeur Général, the Directeur Financier and the Directeur des Comptabilités to sign this Code of Ethics.

Each officer to which this Code of Ethics applies will sign an undertaking on at least an annual basis, no later than the date of the annual shareholders’ meeting in each year (or such other date as the General Counsel of the Company may designate, particularly in the first year of its applicability to any person), to comply with this Code of Ethics, and containing such additional undertakings as the Audit Committee shall deem appropriate.

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